UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NuStar GP Holdings, LLC

(Name of Issuer)

Units representing limited liability company interests

(Title of Class of Securities)

91914G 10 8

(CUSIP Number)

William E. Greehey

2330 North Loop 1604 West

San Antonio, Texas 78248

(210) 918-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided on a prior page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 91914G 10 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

William E. Greehey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

IN (please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

5,642,600 units
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

5,642,600 units
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,643,562 units[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.28%
14	TYPE OF REPORTING PERSON

PF

[1]

Includes 962 “Restricted Units” which were granted as phantom units which entitle the holder to receive Units upon vesting and are granted in tandem with distribution equivalent rights (the “Grant”). The Grant was amended in July 2007 to be NuStar GP Holdings, LLC Units granted subject to restrictions. The “Restricted Units” will continue to vest annually in equal increments over a three-year period beginning August 22, 2007.

Item 1.	Security and Issuer

This Amendment No. 2 to amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 14, 2006, as amended on January 4, 2007 (together, “Schedule 13D”), and is being filed by William E. Greehey (the “Reporting Person”). This Amendment No. 2 relates to the units representing limited liability company interests (the “Units”) of NuStar GP Holdings, LLC, a Delaware limited liability company (the “Company”), which has its principal executive offices at 2330 North Loop 1604 West, San Antonio, Texas 78248. This amendment is being filed to update the Reporting Person’s position following the purchase of additional shares. This Amendment No. 2 supplements and, to the extent inconsistent therewith, amends the information set forth in the Schedule 13D.

Item 2.	Identity and Background

(a) The name of the Reporting Person is William E. Greehey.

(b) The Reporting Person’s address is 2330 North Loop 1604 West, San Antonio, Texas 78248.

(c) The Reporting Person serves as Chairman of the Board of the Company, as well as Chairman of the Board of NuStar GP, LLC. The principal address of the Company and NuStar GP, LLC is 2330 North Loop 1604 West, San Antonio, Texas 78248.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Texas.

Item 3.	Source and Amount of Funds or Other Consideration

From April 26, 2007 through May 2, 2007, the Reporting Person acquired an aggregate of 187,600 Units of the Company in a series of transactions in the open market for a total consideration, before broker commissions, of $6,169,278. Additionally, from August 1, 2007 through August 2, 2007, the Reporting Person acquired an aggregate of 300,000 Units of the Company in a series of transactions in the open market for a total consideration, before broker commissions, of $10,469,711. The Reporting Person used his own personal funds to pay for the Units he acquired in these transactions.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Units reported herein solely for the purpose of investment. The Reporting Person may make additional purchases of Units, either in the open market or in private transactions, depending on the Company’s business, prospects and financial condition, the market for the Units, general economic conditions, money and stock market conditions and other future developments.

Item 5.	Interest in Securities of the Issuer

After giving effect to the transactions described above:

(a) There were 42,503,303 Units outstanding as of August 1, 2007. The Reporting Person is deemed to be the beneficial owner of 5,643,562 Units, which based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), represents 13.28% of the total issued and outstanding Units. The above amount includes 962 “Restricted Units” which were granted as phantom units which entitle the holder to receive Units upon vesting and are granted in tandem with distribution equivalent rights (the “Grant”). The Grant was amended in July 2007 to be NuStar GP Holdings, LLC Units granted subject to restrictions. The “Restricted Units” will continue to vest annually in equal increments over a three-year period beginning August 22, 2007.

The Reporting Person acquired beneficial ownership of the 5,643,562 Units as a result of the transactions described in Item 3.

(b) The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition over 5,643,562 Units.

(c) In the 60 days prior to the date of filing of this statement, the Reporting Person effected the purchases of Units as set forth on Appendix 1, which were effected in the open market and not previously reported on any Schedule 13D filing.

(d) The Reporting Person will have the right to receive distributions from, the power to direct the receipt of distributions from and the right to receive the proceeds from the sale of the Units reported by such person on the cover page of this Statement on Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2007

/s/ William E. Greehey
William E. Greehey

Appendix 1

Purchases August 1, 2007:
Quantity	Price
100	34.6900
48,100	34.7000
2,100	34.7075
2,400	34.7100
22,400	34.7200
9,300	34.7300
1,900	34.7400
20,900	34.7500
3,000	34.7525
3,400	34.7600
2,500	34.7700
2,100	34.7800
2,316	34.7900
2,784	34.8000
500	34.8100
1,200	34.8200
700	34.8300
1,650	34.8400
5,300	34.8500
400	34.8600
1,800	34.8700
300	34.8800
500	34.8900
8,400	34.9000
2,150	34.9100
12,400	34.9200
400	34.9300
1,900	34.9400
900	34.9500
300	34.9600
300	34.9700
500	34.9800
200	34.9900
400	35.0000

Purchases August 2, 2007
Quantity	Price
2,000	34.7500
400	34.7600
1,300	34.7800
5,800	34.8000
700	34.8100
500	34.8200
200	34.8300
900	34.8400
1,900	34.8500
1,000	34.8600
500	34.8700
600	34.8800
300	34.8900
1,800	34.9000

6,700	34.9025
700	34.9050
3,200	34.9100
1,400	34.9125
24,900	34.9184
2,700	34.9200
2,100	34.9250
300	34.9300
800	34.9350
1,800	34.9400
1,500	34.9425
1,900	34.9450
2,100	34.9500
2,300	34.9600
4,400	34.9700
4,600	34.9800
500	34.9900
8,800	35.0000
100	35.0100
6,800	35.0200
500	35.0900
1,400	35.1000
500	35.1200
1,400	35.1400
3,500	35.1500
100	35.1600
100	35.1800
2,898	35.1848
300	35.1900
900	35.2000
100	35.2400
11,100	35.2500
1,100	35.3400
2,100	35.3500
1,200	35.3800
2,000	35.6000
200	35.6200
100	35.6300
100	35.6400
8,300	35.6500
102	35.6800
3,000	35.7000